UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

ACUSPHERE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00511R 87 0 (CUSIP Number)

December 31, 2003

(Date of Event, Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00511R 87 0	Page 2 of 5 Pages

1.	Names of Reporting Persons. SS or I.R.S. Identification Nos. of above persons Burr, Egan, Deleage & Co. 04-2758272

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 901,210 Please also refer to Attachment A 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 901,210 Please also refer to Attachment A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 901,210 Please also refer to Attachment A

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row (11) 6.3% Please also refer to Attachment A

12.	Type of Reporting Person IA

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.	(a)	Name of Issuer: Acusphere, Inc. (“Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices: 500 Arsenal Street Watertown, MA 02472

Item 2.	(a)	Name of Person Filing: Burr, Egan, Deleage & Co.

	(b)	Address of Principal Business Office: 200 Clarendon St. Floor 51 Boston, MA 02116

	(c)	Citizenship/Place of Organization: Massachusetts

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 00511R 87 0

Item 3.	Not applicable

Item 4.	Ownership.

	(a)	Amount beneficially owned: 901,210

	(b)	Percent of class: 6.3%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: N/A

		(ii)	Shared power to vote or to direct the vote: 901,210 Please also refer to Attachment A

		(iii)	Sole power to dispose or to direct the disposition of: N/A

		(iv)	Shared power to dispose or to direct the disposition of: 901,210 Please also refer to Attachment A

Item 5.	Ownership of Five Percent or Less of a Class Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable

Item 8.	Identification and Classification of Members of the Group No reporting person is a member of a group as defined in Section 240.13d-1(b)(1)(ii)(H) of the Act.

Item 9.	Notice of Dissolution of Group Not applicable

Item 10.	Certification Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2004

Burr, Egan, Deleage & Co.

By:	/s/ Eileen McCarthy

Eileen McCarthy Vice President

ATTACHMENT A / ACUSPHERE, INC.

Burr, Egan, Deleage & Co. directly or indirectly provides investment advisory services to several venture capital funds including Alta V Limited Partnership and Customs House Partners. At December 31, 2003, the beneficial ownership is as follows:

Fund	Common Shares	Warrant Common Shares	Total Common Shares
Alta V Limited Partnership	851,644	40,195	891,839
Customs House Partners	8,949	422	9,371

Total:	860,593	40,617	901,210

The respective general partners of these funds exercise sole voting and investment power with respect to the shares owned by such funds.

The principals of Burr, Egan, Deleage & Co. are general partners of Alta V Management Partners, L.P. (the General Partner of Alta V Limited Partnership) and Customs House Partners. As general partners of these funds, they may be deemed to share voting and investment powers for the shares held by the funds. These principals disclaim beneficial ownership of all such shares held by the aforementioned funds except to the extent of their proportionate pecuniary interests therein.

Terrance McGuire, a director of the company, is a general partner of Alta V Management Partners, L.P. As a general partner of the fund, he may be deemed to share voting and investment powers with respect to the shares held by Alta V Limited Partnership. Mr. McGuire disclaims beneficial ownership of all the shares held by Alta V Limited Partnership except to the extent of his proportionate pecuniary interest therein. Mr. McGuire also disclaims beneficial ownership to all the shares of Customs House Partners.

Additionally, Mr. McGuire is a member of Polaris Venture Management Co., LLC which is the General Partner of both Polaris Venture Partners L.P. and Polaris Venture Partners Founders’ Fund, L.P., two other shareholders of the Company (please refer to Polaris’ filings for further disclosure of Mr. McGuire’s beneficial ownership relating to the two aforementioned funds). Mr. McGuire’s address is c/o Polaris Ventures.